FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                              18 September, 2007


                               File no. 0-17630


                       CRH - Director/PDMR Shareholding



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Director/PDMR Shareholding


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.


1. Name of the issuer

CRH plc


2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

both (i) and (ii)



3. Name of person discharging managerial responsibilities/director

Kieran McGowan


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Kieran McGowan


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of EUR0.32 each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Davycrest Nominees Limited   Acct 0045700


8 State the nature of the transaction

Purchase of shares


9. Number of shares, debentures or financial instruments relating to shares acquired

2,000


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-


11. Number of shares, debentures or financial instruments relating to shares disposed

-


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-


13. Price per share or value of transaction

EUR26.58


14. Date and place of transaction

17th September 2007, Irish Stock Exchange


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

9,997


16. Date issuer informed of transaction

17th September 2007


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

.....................................


18. Period during which or date on which it can be exercised

.....................................


19. Total amount paid (if any) for grant of the option

.....................................


20. Description of shares or debentures involved (class and number)

.....................................

.....................................


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

.....................................


22. Total number of shares or debentures over which options held following notification

.....................................


23. Any additional information

.....................................



24. Name of contact and telephone number for queries


Angela Malone

+353 1 6344340


Name and signature of duly designated officer of issuer responsible for making notification



Angela Malone
Company Secretary


Date of notification


18th September 2007


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.



1. Name of the issuer

CRH plc


2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

both (i) and (ii)


3. Name of person discharging managerial responsibilities/director

Terence V. Neill


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Terence V. Neill


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of EUR0.32 each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them


Terence Neill and Marjorie Neill                            31
Davycrest Nominees Limited Acct 0109015                  8,000
Davycrest Nominees Limited Acct 0081729                 57,850
Skerries Nominees Limited                                1,000


8 State the nature of the transaction

Purchase of shares


9. Number of shares, debentures or financial instruments relating to shares acquired

1,850


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-


11. Number of shares, debentures or financial instruments relating to shares disposed

-


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-


13. Price per share or value of transaction

EUR26.45


14. Date and place of transaction

17th September 2007, Irish Stock Exchange


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

66,881


16. Date issuer informed of transaction

17th September 2007



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

.....................................


18. Period during which or date on which it can be exercised

.....................................


19. Total amount paid (if any) for grant of the option

.....................................


20. Description of shares or debentures involved (class and number)

.....................................

.....................................


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

.....................................


22. Total number of shares or debentures over which options held following notification

.....................................


23. Any additional information

.....................................



24. Name of contact and telephone number for queries

Angela Malone

+353 1 6344340


Name and signature of duly designated officer of issuer responsible for making notification


Angela Malone
Company Secretary


Date of notification


18th September 2007


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.


1. Name of the issuer

CRH plc


2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

both (i) and (ii)


3. Name of person discharging managerial responsibilities/director

Daniel N. O'Connor


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Daniel N. O'Connor


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of EUR0.32 each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Davycrest Nominees Limited Acct 0075330 6,343

Davycrest Nominees Limited Acct 0120035 4,000

Daniel N. O'Connor
1,000


8 State the nature of the transaction

Purchase of shares


9. Number of shares, debentures or financial instruments relating to shares acquired

4,000


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-


11. Number of shares, debentures or financial instruments relating to shares disposed

-


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-


13. Price per share or value of transaction

EUR26.62


14. Date and place of transaction

17th September 2007; London Stock Exchange


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

11,343


16. Date issuer informed of transaction

17th September 2007


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

.....................................


18. Period during which or date on which it can be exercised

.....................................


19. Total amount paid (if any) for grant of the option

.....................................


20. Description of shares or debentures involved (class and number)

.....................................

.....................................


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

.....................................


22. Total number of shares or debentures over which options held following notification

.....................................


23. Any additional information

.....................................



24. Name of contact and telephone number for queries

Angela Malone

+353 1 6344340


Name and signature of duly designated officer of issuer responsible for making notification


Angela Malone
Company Secretary


Date of notification


18th September 2007


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.


1. Name of the issuer


CRH plc


2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

both (i) and (ii)


3. Name of person discharging managerial responsibilities/director

Joyce M.C. O'Connor


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Joyce M.C. O'Connor


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of EUR0.32 each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Joyce M.C. O'Connor


8 State the nature of the transaction

Purchase of shares


9. Number of shares, debentures or financial instruments relating to shares acquired

1,125


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-


11. Number of shares, debentures or financial instruments relating to shares disposed

-


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-


13. Price per share or value of transaction

EUR26.60


14. Date and place of transaction

17th September 2007; Irish Stock Exchange


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

2,125


16. Date issuer informed of transaction

17th September 2007


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

.....................................


18. Period during which or date on which it can be exercised

.....................................


19. Total amount paid (if any) for grant of the option

.....................................


20. Description of shares or debentures involved (class and number)

.....................................

.....................................


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

.....................................


22. Total number of shares or debentures over which options held following notification

.....................................


23. Any additional information

.....................................



24. Name of contact and telephone number for queries


Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification



Angela Malone
Company Secretary


Date of notification


18th September 2007

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  18 September, 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director